

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Akihisa Nagasaka
Chief Financial Officer
Earlyworks Co., Ltd.
5-7-11, Ueno, Taito-ku
Tokyo, Japan 110-0005

> **Re: Earlyworks Co., Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 5, 2023**
> **File No. 333-269068**

Dear Akihisa Nagasaka:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed June 5, 2023

Capitalization, page 35

1. We note your revisions to the amounts disclosed for accumulated deficit, total stockholders' deficit and total capitalization in the "actual" column. Please further revise the amounts disclosed for these line-items in the "as adjusted" columns to equal the actual balances, as adjusted for the issuance of ordinary shares in the offering, with and without the exercise of the underwriter's over-allotment option.

<u>Dilution, page 37</u>

2.   We note your revised disclosures in response to prior comment 1. Revise the amounts disclosed for "as adjusted" net tangible book value to equal net tangible book value, as adjusted for the issuance of ordinary shares in the offering, with and without the exercise of the underwriter's over-allotment option consistent with the comment above and make conforming revisions to the amounts reported on a per share basis. Also, please revise to remove deferred offering costs from the net tangible book value amounts.

<u>General</u>

3.   Please disclose the natural persons who hold dispositive and/or voting power of the shares being offered by entities, including MBK Co., Ltd., Bullet Group Inc. and Kyowa Corporation.

    You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li